Exhibit 21.1

List of Subsidiaries

Name	Jurisdiction of Incorporation
Columbia Sportswear Holdings Limited	Ontario, Canada

Columbia Sportswear Canada Limited	Ontario, Canada

Columbia Sportswear Japan, Inc.	Japan

Columbia Sportswear (France) S.N.C.	France

Columbia Sportswear Gmbh	Germany

Columbia Sportswear Korea	Korea

GTS, Inc.	Oregon

Sorel Corporation	Delaware

Columbia Sportswear Company Ltd.	United Kingdom

Columbia Sportswear Company S.A.S.	France

Columbia Sportswear International AG	Switzerland

Columbia Sportswear North America, Inc.	Oregon

Columbia Sportswear Europe S.A.S.	France

Columbia Sportswear International Holdings	Cayman Islands

Columbia Sportswear Finance Ltd.	Ontario, Canada

Columbia Sportswear Company Windsor Ltd.	Ontario, Canada